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EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	9 Months Ended September 30, 2004	2003	2002	2001	2000	1999
	(In thousands, except ratios) (Unaudited)
Income (loss) before income taxes	$8,308	$7,549	$(5,028)	$(1,007)	$(20,689)	$(26,118)
Add: Fixed charges	73	164	216	1,000	1,613	1,738

Earnings as defined	$8,381	$7,713	$(4,812)	$(7)	$(19,076)	$(24,380)

Fixed Charges
Interest expense	4	58	127	928	1,502	1,653
Estimated interest component of rental expense	69	106	89	72	111	85

Fixed Charges	73	164	216	1,000	1,613	1,738

Ratio of earnings to fixed charges	114.50	47.04	Note (1)	Note (1)	Note (1)	Note (1)

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  EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES